

12060559

SEC
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MAR 27 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 SANTA MONICA BLVD. #910
(No. and Street)

LOS ANGELES, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEWART M. KIM 310-268-0885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIM & LEE CORPORATION, CPAs
(Name – *if individual, state last, first, middle name*)

3600 WILSHIRE BLVD, SUITE 1814, LOS ANGELES, CA 90010
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BP 4/4

OATH OR AFFIRMATION

I, STEWART M. KIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

MANAGING PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles


BARBARA L. WEINER
Commission # 1931625
Notary Public - California
Los Angeles County
My Comm. Expires Apr 26, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 21st day of March, 2012, by
Date / Month / Year

(1) Stewart M. Kim,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

 Item #5910

PGP CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

CONTENTS	PAGE


KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)
Los Angeles, California

We have audited the accompanying balance sheets of PGP Capital Advisors, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2011 and 2010, and the results of its operations, changes in member's equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kim & Lee

Los Angeles, California
February 27, 2012, except as to Note 3, which is as of March 20, 2012

PGP CAPITAL ADVISORS, LLC
BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash and cash equivalents	$ 77,591	$ 25,075
Accounts receivable	23,000	–
Due from parent (Note 2)	50,640	–
Total current assets	151,231	25,075
TOTAL ASSETS	$ 151,231	$ 25,075

LIABILITIES AND MEMBER'S EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts payable	$ 12,779	$ 6,883
Unearned revenue	50,000	–
Due to parent (Note 2)	–	7,517
Total current liabilities	62,779	14,400
MEMBER'S EQUITY	88,452	10,675
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 151,231	$ 25,075

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Fee income	$ 536,566	$ 354,900
OPERATING EXPENSES		
Salaries and wages	262,071	278,848
Payroll taxes	20,593	22,704
Employee benefit	46,302	61,066
Consulting expense	107,800	67,203
Donation	4,500	1,500
Equipment rental	6,170	6,357
Insurance expense	4,039	596
License and taxes	4,506	692
Meals and entertainment	56,712	82,668
Office expense	7,987	9,228
Professional fees	30,288	15,808
Regulatory fees and expenses	22,242	22,085
Rent expense	81,770	92,958
Research expense	35,042	31,192
Telephone	14,194	15,398
Travel	32,035	48,028
Utilities	7,220	4,925
Other expense	2,450	5,970
Total operating expenses	745,921	767,226
LOSS FROM OPERATIONS	(209,355)	(412,326)
OTHER INCOME		
Interest income, net	392	253
Other income	13,053	19,019
Total other income	13,445	19,272
LOSS BEFORE INCOME TAX PROVISION	(195,910)	(393,054)
PROVISION FOR INCOME TAXES (NOTE 1)	800	800
NET LOSS	$ (196,710)	$ (393,854)

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

BEGINNING BALANCE, JANUARY 1, 2010	$ 404,529
Net loss	(393,854)
ENDING BALANCE, DECEMBER 31, 2010	10,675
Contributions	274,487
Net loss	(196,710)
ENDING BALANCE, DECEMBER 31, 2011	$ 88,452

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(196,710)	$	(393,854)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets				
Account receivable		(23,000)		17,500
Due from parent		(50,640)		–
Prepaid expense		–		832
Changes in operating liabilities:				
Accounts payable		5,896		(9,788)
Unearned revenue		50,000		–
Due to Parent		31,970		(64,707)
Total adjustments		14,226		(56,163)
Cash used in operating activities		(182,484)		(450,017)
CASH FLOWS FROM FINANING ACTIVITIES:				
Contribution from Parent		235,000		–
CHANGE IN CASH AND EQUIVALENTS		52,516		(450,017)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		25,075		475,092
CASH AND CASH EQUIVALENTS - END OF YEAR	$	77,591	$	25,075
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid for Income taxes	$	800	$	800
Cash paid for interest expense	$	–	$	547
NON-CASH FINANCING TRANSACTION:				
Conversion of accounts payable to capital	$	39,487	$	–

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities - PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes - The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $800 in California state taxes for the years ended December 31, 2011 and 2010.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions and Expense Sharing Agreement

The Company has entered into an expense sharing agreement (the "Agreement") with the Parent whereby the Company shares certain percentages of common expenses with the Parent, as specified in the Agreement. The total amounts allocated for operating expenses from the Parent to the Company totaled approximately $288,000 and $339,000 and allocated operating expenses from the Company to the Parent totaled approximately $53,000 and $48,000 for the years ended December 31, 2011 and 2010. The amount due from the Parent pursuant to the Agreement totaled approximately $640 at December 31, 2011.

As of December 31, 2011, the Company had a receivable from the Parent in the amount of $50,000 related to the Company's advisory service fee received by the Parent but had not been forwarded to the Company.

Note 3 – Subsequent Events

In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 27, 2012, the date the accompanying financial statements were originally issued.

Subsequent to February 27, 2012, management was informed that during the first two months of 2012 the Company had become non-compliant with the minimum net capital requirement of $5,000 as promulgated by rules issued by The Securities and Exchange Commission. On March 12, 2012 the Company received the $50,000 due from the Parent as of December 31, 2011 as discussed in Note 2 and also received an additional capital contribution of $225,000 from its Parent. Management believes that these funds have increased the Company's overall net capital position and cured the minimum net capital deficiency.

SUPPLEMENTAL INFORMATION

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

	2011	2010
Net Capital:		
Total member's equity	$ 88,452	$ 10,675
Total member's equity qualified for net capital	88,452	10,675
Deductions:		
Non-allowable assets	73,640	-
Tentative net capital	14,812	10,675
Net capital	$ 14,812	$ 10,675
Aggregate indebtedness:		
Items included in statement of financial condition	$ 62,779	$ 14,400
Total aggregate indebtedness	$ 62,779	$ 14,400
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess capital	$ 9,812	$ 5,675
Ratio: aggregate indebtedness to capital	423.84%	134.89%
Reconciliation with Company's computation (included in Part II-A of Form X-17a-5):		
Net capital as reported in Company's Part II-A (unaudited) Focus Report	$ 50,677	$ 10,675
Audit adjustment to record due from parent which is a non-allowalbe asset	(50,000)	-
Other adjustment, net	14,135	-
Net capital per above	$ 14,812	$ 10,675

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2011 AND 2010

Not Applicable


KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member of
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC) (the "Firm"), for the year ended December 31, 2011 and 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kim & Lee

Los Angeles, California
February 27, 2012



3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member of

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)
11111 Santa Monica Boulevard, Suite 910
Los Angeles, CA 90025

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by PGP Capital Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Partnership, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

(Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kim & Lee

Los Angeles, California
March 20, 2012